Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 29, 2004

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE

Paris, July 29, 2004

FIRST HALF 2004 RESULTS
Earnings Per Share up 62%

	First Half

Euros in millions (except EPS and E/ADS)	2004	2003	Change

Backlog at June 30	6,334	7,572	- 16.3%
Revenues	2,521	2,163	+ 16.6%
Income from Operations (EBITA)	121	97	+ 24.7%
Net Income	1	(19)	ns
Net Income before Non-Operating Items and Goodwill Amortization	67	37	+ 81.1%
Fully Diluted EPS (€)	2.51	1.55	+ 61.9%
Fully Diluted E/ADS ($)	0.76	0.47	+ 61.7%

On July 28, 2004, the Board of Directors of Technip approved the unaudited second quarter and first half 2004 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “The strong increase in revenues and net income as well as the sound treasury position recorded during the first half of 2004 are in line with our announced targets. These results are the consequence of the substantial order intake which the Group achieved in 2002 and 2003 combined with the progress we made in cost cutting and risk management. On this basis, we feel comfortable that we should be able to fulfill our full year objectives.

In our Offshore activities, new order intake was high enough to keep our Offshore backlog close to the record level reached one year ago. As we anticipated, in the Onshore activities our backlog decreased during the first half of 2004. A significant number of contracts should be awarded in this sector over the next twelve months: numerous bids and proposals are under preparation for large-size projects in the areas of gas treatment, gas liquefaction, GTL, steam crackers, hydrogen units, power plants and hydrometallurgy.

Synergies on a regional level are developing at a fast pace. In countries such as Brazil and Australia, which in the past were accessible to us only for subsea pipeline projects, Technip has over the past six months been awarded large contracts for the construction of offshore platforms as well as onshore facilities.

For the coming years, in our markets, it is becoming increasingly clear that the fastest growing segments should be the development of deep and ultra-deep offshore fields and the monetization of large stranded gas reserves. Given its skills, experience, assets and proven know-how, Technip is very well-positioned to take advantage of this expected growth.”

1/11

I. OPERATIONAL HIGHLIGHTS

During the first half of 2004, Technip’s order intake was EUR 1,969 million. Listed below are the main contracts which came into force during the period along with their approximate values (Technip’s share):

  two contracts awarded by Woodside Energy Ltd as part of the Otway Gas Project which include the subsea development of the Geographe and the Thylacine gas fields, both located offshore Australia as well as the associated onshore gas plant (EUR 200 million);
  several contracts for hydrogen plants located in North America, the Middle East and Northern Europe (USD 257 million);
  a contract awarded by BP for the development of the Greater Plutonio field, located offshore Angola in Bloc 18, between 1,200 and 1,500 m water depth (EUR 143 million);
  a contract awarded by Petrobras for the engineering and construction of the P-51 semi-submersible production platform (USD 160 million);
  a contract awarded by Kerr-McGee Corp. for the engineering and construction of a Spar floating production platform for the Constitution field in the Gulf of Mexico;
  several contracts for power, infrastructure, chemical and life science facilities in Western Europe and South America (EUR 94 million);
  a contract awarded by Woodside Energy Ltd. for the development of the Enfield oil field located offshore Western Australia in the Carnarvon Basin (EUR 50 million);
  two contracts awarded by Shell and Eni for sub sea developments (Pierce and Stirling, respectively) in the UK North Sea (EUR 26 million);
  a contract awarded by Dow Chemical Company and Petrochemical Industries Company to provide engineering services for a new ethylene plant to be constructed in Shuaiba, Kuwait; and
  a Front End Engineering Design (FEED) service contract awarded by ChevronTexaco for the development of the Tahiti Project facilities in deepwater Gulf of Mexico.

As of June 30, 2004, the backlog1 amounted to EUR 6,334 million versus EUR 7,572 million registered at June 30, 2003. It should be noted that currency variations and changes in the scope of consolidation reduced the backlog by approximately EUR 153 million and EUR 160 million, respectively. The Offshore backlog remained strong at EUR 2,877 million. The Onshore-Downstream and Industries combined backlog was EUR 3,457 million, lower by 23.6% than its level one year ago. As a result, the share of Offshore contracts in the Group backlog has further increased, moving from 40.2% at the end of June 2003 to 45.4% at the end of June 2004.

1 The remaining portion of contracts in force.

2/11

II. FINANCIALS

First Half 2004

A) Income Statement

Revenues during the first half of 2004 totaled EUR 2,521 million, up 16.6% compared to first half 2003 revenues (EUR 2,163 million). Offshore revenues during the period were up 23.7% at EUR 1,225 million due to additional turnover generated by deepwater offshore contracts awarded in 2003. The breakdown of the Offshore revenues shows that subsea umbilicals, risers and flowlines (SURF) revenues were EUR 716 million (a 25.2% increase), while Facilities revenues amounted to EUR 509 million (up 21.8%). Onshore-Downstream revenues rose 19.3% to EUR 1,173 million due to large Middle Eastern and European contracts signed in 2002 and 2003 which are now in full-fledged execution. Industries revenues were EUR 123 million and are not comparable to the same six month period in 2003 due to a change in the scope of consolidation.

Income from operations (EBITA) for the first six months of 2004 was EUR 120.8 million, a 24.9% increase versus EUR 96.7 million reported for the same period one year ago. The Group EBITA margin for the first half of 2004 improved to 4.8%, compared to 4.5%. The SURF margin rose sharply during the first half of 2004, coming in at 8.9% compared to 5.0%. The Facilities margin showed a year-on-year decline due to the Group’s decision to extend to this segment as of January 1, 2004 its progressive margin recognition policy regarding major lump sum turnkey contracts. Onshore-Downstream operating income was up 42.1%. As a result, its operating margin improved to 4.2% (up from 3.5% achieved during the first half of 2003) as steady progress in terms of project execution led to an increased recognition of contract returns. The Industries’ margin reflects the ongoing strategic refocus of this segment’s activities.

Net financial charges during the first half of 2004 decreased 9.3% to EUR 20.4 million compared to EUR 22.5 million registered for the same period in 2003. This improvement is primarily due to the reduction of the provision for the redemption premium on convertible bonds following their partial repurchase during the first quarter, slightly offset by additional interest charges related to the Group’s second quarter 2004 Eurobond issue.

A non-operating expense of EUR 7.1 million was recorded due primarily to a provision for restructuring charges in Germany.

Profit before tax for the first half of 2004 was up 26.1% to EUR 93.3 million, compared to EUR 74.0 million for the same period the previous year. Income taxes were EUR 32.0 million, reflecting an effective corporate tax rate of 34.3%, a sharp improvement compared to the first half of 2003 (50.4%).

After tax, first half 2004 net income pre-goodwill registered a 62.9% increase to EUR 59.8 million, compared to EUR 36.7 million during the first six months of 2003. After goodwill amortization of EUR 58.5 million, net income was a profit of EUR 1.3 million compared to a net loss of EUR 18.5 million for the first half of 2003.

For the first half of 2004, fully diluted EPS increased 61.9% to EUR 2.51 while fully diluted E/ADS was up 61.7% at USD 0.76.

First half 2004 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 60.1 million (unaudited) compared to EUR 9.1 millions for the first half of 2003. The main adjustment to reported French GAAP net income is the reversal of goodwill amortization of EUR 58.5 million.

3/11

B) Cash Flow Statement

Net cash provided by operating activities during the first half of 2004 amounted to EUR 168.9 million. This represents an increase of EUR 233.9 million compared to the first half of 2003 and was due to the improvements in net income and working capital. Net cash used in investment activities totaled EUR 19.4 million. The Group raised EUR 650 million during the second quarter of 2004 through a Eurobond offering, the proceeds of which have been mainly invested in short-term placements. A dividend of EUR 78.8 million was also paid during the second quarter of 2004.

C) Balance Sheet

The Group cut its net debt (excluding the redemption premium on convertible bonds) as of June 30, 2004 to EUR 192 million from EUR 679 million as of June 30, 2003.

As a result, the Group achieved a net gearing ratio at the end of June 2004 of 10.3%, compared to 35.3% one year earlier.

Second Quarter 2004

Quarterly revenues were EUR 1,271 million, a 19.5% increase compared to EUR 1,064 million during the same period one year ago. Revenue growth was particularly pronounced in the Offshore branch, which displayed a 30.2% year-on-year progression, due to the execution of large contracts awarded in 2003. Onshore-Downstream revenues were up 19.1% year-on-year.

EBITA amounted to EUR 70.8 million, up 35.4% compared to EUR 52.3 million registered during the second quarter of 2003. The Group’s quarterly EBITA margin expanded to 5.6%.

Net financial costs were essentially unchanged year-on-year at EUR 12.5 million despite the additional interest expense associated with the Eurobond issued at the end of May.

Non-operating charges were EUR 6.4 million compared to EUR 3.7 million for the same period one year ago.

Profit before tax was EUR 51.9 million, 41.8% above the EUR 36.6 million recorded during the second quarter of 2003.

Net-income pre-goodwill of EUR 33.9 million was nearly two and one half times higher than the EUR 13.9 million recorded during the second quarter of 2003.

Net income was a profit of EUR 4.6 million compared to a net loss of EUR 15.0 million during the same period one year ago.

Fully diluted adjusted EPS and E/ADS were EUR 1.54 and USD 0.47, respectively.

Net income reconciled to U.S. GAAP amounted to EUR 30.5 million (unaudited).

During the second quarter of 2004, free cash flow was EUR 27.0 million before the dividend payment of EUR 78.8 million. Change in working capital was EUR 45.0 million.

4/11

This press release contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; interest rate fluctuations; currency fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; the timing and success of anticipated integration synergies; and stability in developing countries.

The risk factors described in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004 could affect our future results, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this annual report are made only as of the date of this annual report. We cannot assure you that projected results or events will be achieved. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Press Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Group Website:	www.technip.com

Technip’s shares trade on the following exchanges:

5/11

ANNEX I
CONSOLIDATED STATEMENT OF INCOME
French GAAP
Unaudited

Euros in Millions	Second Quarter		First Half

(EPS in Euros; E/ADS in US Dollars)	2004	2003	2004	2003

Revenues	1,271.2	1,063.8	2,521.0	2,163.2
Cost of Sales	(1,171.0)	(983.2)	(2,341.1)	(2,008.3)
Depreciation of Fixed Assets	(29.4)	(28.3)	(59.1)	(58.2)

Income from Operations (1)	70.8	52.3	120.8	96.7

Financial Result	(8.6)	(7.8)	(15.9)	(14.4)
Provision for Redemption Premium on Convertible Bonds	(3.9)	(4.2)	(4.5)	(8.1)
Non-Operating Income (Loss)	(6.4)	(3.7)	(7.1)	(0.2)

Profit Before Tax (1)	51.9	36.6	93.3	74.0

Income of Equity Affiliates	0.8	0.5	0.8	0.5
Minority Interests	(0.6)	(0.4)	(2.3)	(0.5)
Income Tax	(18.2)	(22.8)	(32.0)	(37.3)

Net Income pre-Goodwill	33.9	13.9	59.8	36.7

Goodwill Amortization	(29.3)	(28.9)	(58.5)	(55.2)

Net Income	4.6	(15.0)	1.3	(18.5)

Net Income before Non-Operating Items (1)	40.3	17.6	66.9	36.9

Fully Diluted Adjusted EPS (2)	1.54	0.75	2.51	1.55

Fully Diluted Adjusted E/ADS (3)	0.47	0.23	0.76	0.47

(1) Income from Operations (EBITA), Profit before Tax and Net Income before Non-Operating Items are all calculated before goodwill amortization. These data are used for informational purposes only. They allow, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP which do not allow the goodwill amortization.
(2) Fully diluted EPS is calculated based upon net income before non-operating items and goodwill amortization plus specific financial charges associated with the Group’s convertible bond issue. The number of fully diluted shares (28,746,052 as of June 30, 2003 and 29,017,182 as of June 30, 2004) includes those which would be issued in the event that all outstanding convertible bonds would be redeemed for shares. Accordingly, the post tax financial costs and the provision for the redemption premium (EUR 4.0 million and EUR 4.3 million for the second quarters of 2003 and 2004, respectively, and EUR 7.7 million and EUR 5.9 million for the first halves of 2003 and 2004, respectively) are added back.
(3) E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2179 as of June 30, 2004. One ADS is equal to one-fourth of an ordinary share.

6/11

ANNEX II
CONSOLIDATED STATEMENT OF CASH FLOWS
Unaudited

Euros in Millions	First Half

	2004		2003

Net Income	1.3		(18.5)
Depreciation of Property, Plants & Equipment	59.1		58.1
Goodwill Amortization	58.5		55.2
Provision for Redemption Premium on Convertible Bonds	4.5		8.1
Net Loss (Gain) on the Disposal of Fixed Assets	(4.0)		(1.8)
Deferred Income Tax & Non-Current Provisions	(18.3)		9.3
Minority Interests and Other	1.4		0.5

Cash from Operations	102.5		110.9

Change in Working Capital	66.4		(175.9)

Net Cash Provided by (Used in) Operating Activities		168.9		(65.0)

Capital Expenditures	(25.0)		(54.8)
Proceeds from Assets Disposals	2.8		14.3
Other Cash Provided by (Used in) Investment Activities	2.8		(7.1)
Aker Deepwater Acquisition Price Reduction	--		31.4

Net Cash Provided by (Used in) Investment Activities		(19.4)		(16.2)

Increase (Decrease) in Debt	461.6		69.4
Repurchase of Outstanding Shares	(31.3)		--
Dividends Paid	(78.8)		(77.3)
Capital Increase	23.7

Net Cash Provided by (Used in) Financing Activities		375.2		(7.9)

Foreign Exchange Translation Adjustment		6.0		(17.8)

Net Increase (Decrease) in Cash and Cash Equivalents		530.7		(106.9)

Cash and Cash Equivalents as of December 31 (prior year)	892.4		741.1
Change in Scope of Consolidation	(17.4)		--
Cash and Cash Equivalents as of June 30	1,405.7		634.2

		(530.7)		106.9

7/11

ANNEX III
CONSOLIDATED BALANCE SHEET
French GAAP
Unaudited

Euros in Millions	June30, 2004	March 31, 2004	Dec 31, 2003*	June 30, 2003

ASSETS
Non-Current Assets	3,179	3,215	3,246	3,289
Contracts in Progress, Inventories & Deferred Bid Costs, net	6,177	6,639	6,442	5,359
Premium for Redemption of Convertible Bonds	41	52	52	62
Receivables & Other Current Assets, net	1,647	1,609	1,376	1,430
Cash & Cash Equivalents	1,406	861	892	634
TOTAL ASSETS	12,450	12,376	12,008	10,774

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ Equity	1,856	1,959	1,938	1,921
Minority Interests	11	10	9	11
Provisions	340	306	324	314
Financial Debt	1,598	1,032	1,129	1,313
Premium for Redemption of Convertible Bonds	76	76	85	87
Progress Payments on Contracts	6,916	7,298	7,048	5,740
Other Liabilities	1,653	1,695	1,475	1,388
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	12,450	12,376	12,008	10,774

* Audited

First Half 2004 Changes in Shareholders’ Equity

Euros in Millions

Shareholders’ Equity as of December 31, 2003	1,938.0

Net Income – First Half 2004	1.3

Capital Increase Associated with Employee Share Participation Program	23.7

Dividend Payment	(78.8)

Treasury Stock	(31.3)

Foreign Exchange Translation and Other Adjustments	3.5

Shareholders’ Equity as of June 30, 2004	1,856.4

8/11

ANNEX IV
Unaudited

Euros in Millions	Revenues by Branch

	Second Quarter			First Half

	2004	2003	Change	2004	2003	Change

Offshore	608	467	30.2%	1,225	990	23.7%
SURF	361	291	24.1%	716	572	25.2%
Facilities	247	176	40.3%	509	418	21.8%
OnshoreDownstream	598	502	19.1%	1,173	983	19.3%
Industries	65	95	(31.6)%	123	190	(35.3)%
Total	1,271	1,064	19.5%	2,521	2,163	16.6%

Euros in Millions	Revenues by Region

	Second Quarter			First Half

	2004	2003	Change	2004	2003	Change

Europe, Russia, C Asia	285	292	(2.4)%	509	548	(7.1)%
Africa, Middle-East	619	396	56.3%	1,302	864	50.7%
Asia Pacific	107	106	0.9%	197	185	6.5%
Americas	260	270	(3.7)%	513	566	(9.4)%
Total	1,271	1,064	19.5%	2,521	2,163	16.6%

Euros in Millions	EBITA by Branch

	Second Quarter			First Half

	2004	2003	Change	2004	2003	Change

Offshore	70.6	60.0	17.7%	123.1	108.9	13.0%
SURF	57.1	35.8	59.5%	107.8	69.1	56.0%
Facilities	13.5	24.2	nc *	15.3	39.8	nc *
Onshore-Downstream	28.9	19.4	49.0%	55.5	41.4	34.1%
Industries	0.7	1.2	(41.7)%	1.3	4.6	(71.7)%
Total	100.2	80.6	24.3%	179.9	154.9	16.1%

Euros in Millions	EBITA by Branch

	Second Quarter			First Half

	2004	2003	Change	2004	2003	Change

Offshore	44.5	34.7	28.2%	71.0	58.6	21.2%
SURF	34.8	15.5	124.5%	63.4	28.8	120.1%
Facilities	9.7	19.3	nc *	7.6	29.9	nc *
Onshore-Downstream	26.1	17.0	53.5%	49.3	34.7	42.1%
Industries	0.2	0.6	(66.7)%	0.5	3.4	(85.3)%
Total	70.8	52.3	35.4%	120.8	96.7	24.9%

*nc: not comparable

9/11

ANNEX V
Unaudited

Euros in Millions	Revenues by Branch

	Second Quarter			First Half

	2004	2003	Change	2004	2003	Change

Offshore	687	1,932	(64.4)%	1,293	2,457	(47.4)%
SURF	382	1,058	(63.9)%	761	1,427	(46.7)%
Facilities	305	874	(65.1)%	532	1,030	(48.3)%
Onshore-Downstream	354	664	(46.7)%	582	1,606	(63.8)%
Industries	51	54	(5.6)%	94	115	(18.3)%
Total	1,092	2,650	(58.8)%	1,969	4,178	(52.9)%

Euros in Millions	Backlog by Branch

	June 30 2004	Dec 31 2003	June 30 2003

Offshore	2,877	2,895	3,047
SURF	1,856	1,840	1,877
Facilities	1,021	1,055	1,170
Onshore-Downstream	3,157	3,907	4,210
Industries	300	378	315
Total	6,334	7,180	7,572

Euros in Millions	Backlog by Region

	June 30 2004	Dec 31 2003	June 30 2003

Europe, Russia, C. Asia	1,189	1,480	1,058
Africa, Middle East	3,503	4,162	4,890
Asia Pacific	581	509	633
Americas	1,061	1,029	991
Total	6,334	7,180	7,572

Euros in Millions	Estimated Backlog Scheduling at June 30, 2004

	Offshore	Onshore- Downstream	Industries	Group

For 2004	1,000	850	100	1,950
For 2005	1,250	1,657	160	3,067
For 2006 and Beyond	627	650	40	1,317
Total	2,877	3,157	300	6,334

10/11

ANNEX VI
Unaudited

Euros in Millions	Net Debt

	June 30 2004	Dec 31 2003	June 30 2003

Marketable Securities	752	110	81
Cash	654	782	553
Cash & Cash Equivalents (A)	1,406	892	634
Short Term Debt	183	226	390
Long Term Debt	1,415	903	923
Gross Debt (B)	1,598	1,129	1,313
Net Debt * (B – A)	192	237	679

* Does not include the redemption premium on the convertible bonds.

Foreign Exchange Conversion Rates vs. Euro

	Statement of Income			Balance Sheet

	June 30 2004	Dec 31 2003	June 30 2003	June 30 2004	Dec 31 2003	June 30 2003

USD	1.23	1.13	1.10	1.22	1.26	1.14
GBP	0.67	0.69	0.69	0.67	0.70	0.69

11/11

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: July 29, 2004
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control